File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2018
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2018, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	Floating Rate	100.718	3-Apr-2018	15-July-2021
USD	100,000,000	Floating Rate	99.875	3-Apr-2018	9-Oct-2020
USD	100,000,000	Floating Rate	99.991	10-Apr-2018	15-Jan-2022
USD	100,000,000	Floating Rate	100.731	11-Apr-2018	15-July-2021
USD	100,000,000	Floating Rate	99.878	12-Apr-2018	9-Oct-2020
USD	4,000,000,000	2.625	99.780	19-Apr-2018	10-Apr-2021
IDR	57,100,000,000	5.07	100.00	26-Apr-2018	10-May-2023
USD	100,000,000	Floating Rate	100.017	26-Apr-2018	15-Jan-2022
USD	150,000,000	Floating Rate	99.883	27-Apr-2018	9-Oct-2020
AUD	65,000,000	3.10	99.057	1-May-2018	22-Feb-2028
USD	150,000,000	Floating Rate	100.044	1-May-2018	15-Jan-2022
INR	590,000,000	4.88	100.00	9-May-2018	19-May-2021
AUD	100,000,000	4.00	105.318	11-May-2018	22-May-2023
USD	250,000,000	Floating Rate	99.885	18-May-2018	9-Oct-2020
USD	250,000,000	Floating Rate	100.772	30-May-2018	15-July-2021
IDR	55,400,000,000	5.23	100.00	31-May-2018	14-June-2023
INR	590,000,000	5.01	100.00	4-June-2018	10-June-2021
SEK	400,000,000	1.250	99.5344	7-June-2018	7-June-2028
USD	100,000,000	Floating Rate	100.775	18-June-2018	15-July-2021
GBP	300,000,000	1.250	99.685	19-June-2018	15-Dec-2023
INR	310,000,000	5.80	100.00	21-June-2018	22-June-2022
USD	20,000,000	2.975	100.00	22-June-2018	15-June-2023
EUR	10,000,000	Zero Coupon Callable	100.00	26-June-2018	26-June-2058
IDR	44,100,000,000	6.22	100.00	28-June-2018	13-July-2023

Purchases by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
BRL	520,900,000	7.10	28-July-2016	26-July-2019	52,730,000	1-June-2018

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

June 30, 2018

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2018

INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 2, 2018, which includes the Ordinary Capital financial statements for the year ended December 31, 2017. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[2]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings. In addition, and as required by a new accounting standard implemented in 2018, certain components of the net pension benefit costs are also reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under "Accounting Developments" section.

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(1) In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

(2) References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the six months ended June 30, 2018 and 2017, as well for the year ended December 31, 2017

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Six months ended June 30,			Year ended December 31,
	2018		2017	2017
Lending Summary				
Loans and guarantees approved[1]	$ 3,737	$	2,390	$ 13,003
Undisbursed portion of approved loans[2]	30,542		29,354	31,264
Gross loan disbursements	3,242		3,086	10,250
Net loan (collections) disbursements[3]	(57)		113	2,502
Balance Sheet Data				
Cash and investments-net[4], after swaps	$ 39,911	$	35,346	$ 33,600
Loans outstanding[5]	88,880		86,829	89,082
Total assets	132,107		126,020	126,240
Borrowings outstanding, after swaps	95,936		89,111	89,632
Equity	32,401		31,987	32,247
Income Statements Data				
Operating Income[6][8]	$ 411	$	564	$ 902
Net fair value adjustments on non-trading portfolios and foreign currency transactions[7]	(157)		(302)	(370)
Other components of net pension benefit costs[8]	37		42	83
Board of Governors approved transfers	-		-	-
Net income	291		304	615
Ratios				
Total Debt[9] to Equity[10] ratio	3.1		2.9	2.9
Cash and investments as a percentage of borrowings outstanding, after swaps	41.6%		39.7%	37.5%
Cost to income ratio[11]	39.1%		32.1%	37.1%
Return on equity ratio[12]	2.6%		3.9%	3.1%
Return on assets ratio[13]	0.6%		0.9%	0.8%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, and exposure and exchange agreements. One concessional loan for $24 million was approved in 2018 (2017 - $67 million; $260 million as of December 31, 2017).

(2) As of June 30, 2018, the undisbursed portion of approved loans includes $21,975 million related to signed loans (2017 - $21,582 million) and $20,368 million as of December 31, 2017. In 2018, the undisbursed portion of concessional signed loans amounted $676 million (2017 - $725 million) and $702 million as of December 31, 2017.

(3) Includes gross loan disbursements less principal repayments (and prepayments).

(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.

(5) Excludes lending swaps in a net asset position of $507 million as of June 30, 2018 (2017 - $27 million) and $255 million as of December 31, 2017.

(6) See page 8 for a full discussion of Operating Income under Results of Operations.

(7) Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates. In 2017, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that since 2018 have been reclassified to Other comprehensive income (loss), as required by a new accounting standard implemented in 2018. See Note B – Summary of Significant Accounting Polices and Note I – Net Fair Value Adjustments on Non-Trading Portfolios and Foreign Currency Transactions to the Condensed Quarterly Financial Statements for further discussion on the newly implemented standard, and changes in fair value on non-trading portfolios.

(8) Effective January 1, 2018, the Bank adopted a new accounting standard (ASU) that required the other components of net pension benefit costs to be presented separately from the service cost component, and outside of Operating income. The related 2017 amounts were adjusted to conform to the 2018 presentation. See Note B – Summary of Significant Accounting Policies for a full description.

(9) Borrowings (after swaps) and guarantee exposure.

(10) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure).

(11) Administrative expenses, excluding pension and postretirement benefit costs, divided by Total income, excluding Investment - net gains (losses) and net of Borrowing expenses.

(12) Annualized operating income divided by average equity. The ratio was restated for prior years to exclude the other components of net pension benefit costs from Operating income, due to the implementation of a new ASU in 2018.

(13) Annualized operating income divided by average total assets. The ratio was restated for prior years to exclude the other components of net pension benefit costs from Operating income, due to the implementation of a new ASU in 2018.

Lending operations

During the first six months of 2018, the Bank approved 54 loans totaling $3,675 million, compared to 49 loans that totaled $2,351 million during the same period in 2017. There was one concessional loan for $24 million approved during the first six months of 2018 (2017 – three loans for $67 million).

The portfolio of non-sovereign-guaranteed (NSG) loans, including loans to other multilateral development institutions, decreased to $5,531 million compared to $5,902 million at December 31, 2017. There were eight NSG loans for $324 million (2017 – eleven loans for $464 million) and two guarantees for $62 million (2017 – one for $39 million) originated by the Inter-American Investment Corporation (IIC) and co-financed by the Bank during the period ended June 30, 2018. The non-sovereign guarantee exposure decreased $31 million to $262 million compared to $293 million at December 31, 2017. As of June 30, 2018, 6.2% of the outstanding loans and guarantees exposure was NSG, compared to 6.9% at December 31, 2017.

Total allowances for loan and guarantee losses amounted to $446 million at June 30, 2018 compared to $553 million at December 31, 2017. The Bank had non-sovereign-guaranteed loans with outstanding balances of $404 million classified as impaired at June 30, 2018 compared to $477 million at December 31, 2017. Impaired loans have specific allowances for loan losses amounting to $242 million at June 30, 2018, compared to $334 million at December 31, 2017. The percentage of the NSG specific provision to impaired loans was 60% and 70% as of June 30, 2018 and December 31, 2017, respectively.

For 2018, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.80% and 0.50%, respectively, and no supervision and inspection fee. For 2017, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans was 0.85% and 0.50%, respectively, and no supervision and inspection fee.

The concessional funded portions of blended loans are bullet loans with 40 year maturities, and with an interest rate of 0.25%.

Sovereign-guaranteed past due and non-accrual loans

As of June 30, 2018, sovereign-guaranteed loans made to or guaranteed by the Republic of Venezuela amounting to $99 million have been in arrears for over 180 days. Therefore, the entire loan outstanding balance of $2,011 million has been placed in non-accrual status on May 14, 2018. Placing these loans in non-accrual status has resulted in a reversal of income of $67 million during the second quarter of 2018, and an increase in the allowance of loan losses of $12 million. There were no sovereign-guaranteed loans 180 days or more past due, impaired or in non-accrual status as of December 31, 2017.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities concerning Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule its sovereign-guaranteed loans. The IDB does not expect Venezuela's non-accrual event to affect its 2018 lending program. Venezuela, which became a shareholder of the IDB when the institution was founded in 1959, has reiterated its commitment to the IDB and its intention to undertake regular payments.

Borrowing operations

During the first six months of the year, the Bank issued bonds for a total face amount of $12,620 million (2017 – $10,078 million) that generated proceeds of $12,581 million (2017 – $10,080 million), representing increases of $2,542 million and $2,501 million, respectively, compared to the same period last year. The average life of new issues was 4.3 years in 2018 and 2017.

During 2018, the Bank continues to be rated Triple-A by the major credit rating agencies.

Capitalization

On January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank, which resulted in approximately $5,420 million of additional assets, $260 million of additional liabilities, and approximately $5,160 million of additional equity for the Bank, recorded as additional paid-in capital of $5,812 million, offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

The Debt-to-Equity ratio at June 30, 2018 was 3.1 compared to 2.9 at the end of last year (See **Table 1**).

Financial results
Operating income during the first six months of 2018 was $411 million, compared to $564 million for the same period last year, a decrease of $153 million. This decrease was mainly due to lower net interest income of $137 million, a decrease in net investment gains of $28 million, as well as higher net non-interest expense of $31 million; which were offset by a decrease in the provision (credit) for loan and guarantee losses of $42 million (See **Table 2**).

During the six months ended June 30, 2018, the trading investments portfolio experienced net mark-to-market losses of $4 million, compared to $24 million gains during the six months ended June 30, 2017. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $13 million during the first six months of 2018 compared to $24 million during the same period in 2017.

The provision (credit) for loan and guarantee losses was a credit of $26 million compared to $16 million provision in the first six months of 2017. The decrease was mainly the result of improvements in the conditions of certain loans in the non-sovereign-guaranteed portfolio, partially offset by an increase in the collective loan loss allowance of the sovereign-guaranteed portfolio.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $157 million for the period ended June 30, 2018, compared to $302 million for the same period in 2017. Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates. In 2017, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that since 2018 have been reclassified to Other comprehensive income (loss), as required by a new accounting standard implemented in 2018. See Note B – Summary of Significant Accounting Polices and Note I – Net Fair Value Adjustments on Non-Trading Portfolios and Foreign Currency Transactions to the Condensed Quarterly Financial Statements, for further discussion on the newly implemented standard, and changes in fair value on non-trading portfolios and foreign currency transactions.

CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and includes the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality and regional concentration of its borrowers. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Loan Portfolio
The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of

requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. During the seven-year period that started on January 1, 2016, NSG activities will be originated by the IIC and cofinanced by the Bank and the IIC.

The loan portfolio is the Bank's principal earning asset of which 94% at June 30, 2018 (93% at December 31, 2017), was sovereign-guaranteed. At June 30, 2018, the total volume of outstanding loans was $88,880 million, of which $4,629 million was under concessional terms, compared with $89,082 million and $4,639 million, respectively, as of December 31, 2017. The decrease in the loan portfolio was mostly due to a higher level of loan collections ($3,299 million) than disbursements ($3,242 million), and negative currency transaction adjustments ($65 million).

As of June 30, 2018, 6.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.9% at December 31, 2017. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $5,531 million, compared to $5,902 million at December 31, 2017.

Investment Portfolio
The Bank's investment portfolio is substantially comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy.

Borrowing Portfolio
The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $6,304 million compared with December 31, 2017, primarily due to a higher amount of new borrowings than maturities ($6,262 million), an increase in the fair value of borrowings and related swaps ($472 million), partially offset by net payment of accretions on deep discount bonds and swaps ($396 million).

Equity
Equity at June 30, 2018 was $32,401 million, an increase of $154 million from December 31, 2017, mainly reflecting net income of $291 million, offset by a $50 million capital contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and a $89 million reclassification of Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, due to a new accounting standard implemented in 2018.

In 2017, the Board of Executive Directors approved its new borrowings limits policy of a non-risk-based leverage limit based on the Debt-to-Equity Ratio, which complements the current risk-based capital constraint. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. **Table 1** presents the composition of the Debt-to-Equity ratio as of June 30, 2018 and December 31, 2017. The ratio increased from 2.9 to 3.1 mainly resulting from higher borrowings outstanding.

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(3) As of March 31, 2018, the date of the latest quarterly report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,593 million, or 5.0% of the Bank's Total Equity.

TABLE 1: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

	June 30, 2018	December 31, 2017
Borrowings outstanding after swaps and guarantee exposure	$ 96,258	$ 89,985
Equity		
Paid-in capital stock	11,851	11,851
Capital subscriptions receivable	(6)	(6)
	11,845	11,845
Less: Receivable from members	817	807
Retained earnings:		
General reserve	18,808	18,644
Special reserve	2,565	2,565
	32,401	32,247
Minus:		
Borrowing countries' local currency cash balances	415	440
Accumulated other comprehensive income	478	539
Total Equity	$ 31,508	$ 31,268
Total Debt-to-Equity Ratio	**3.1**	**2.9**

Transfers to the IDB Grant Facility

Ordinary Capital income transfers to the IDB Grant Facility are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2018, at its Annual Meeting in Mendoza, Argentina, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved a report reflecting the fund balance of the GRF, and the disbursement needs of the Bank's operations in Haiti. Such report did not propose additional transfers of the Bank's income to the GRF during 2018.

Transfers to the Inter-American Investment Corporation (IIC)

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the IIC became effective. During the seven-year period ending in 2022, NSG activities will be originated by the IIC and cofinanced by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders, part of which needs to be funded with income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall consider the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2018, the Board of Governors approved a $50 million transfer to the IIC, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2018, Operating Income was $411 million compared to $564 million for the same period last year, a decrease of $153 million. This decrease was mainly due to lower net interest income, a decrease in net investment gains, as well as higher net non-interest expense; which were offset by a decrease in the provision (credit) for loan and guarantee losses.

The Bank had net interest income of $743 million during the first six months of 2018 compared to $880 million for the same period last year, mostly due to: (i) the recognition in 2017 of non-recurring gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, which did not occur in 2018, (ii) a reversal of loan interest income of approximately $67 million due to the Republic of Venezuela's loans placed in non-accrual status, and; (iii) a reduction of sovereign-guaranteed fees from 0.85% to 0.80% in 2018.

Net mark-to-market investment losses amounted to $4 million compared to $24 million gains for the same period in 2017, due to the offsetting effect from rising interest rates, mixed credit spreads, and wider swap spreads.

Net non-interest expense increased by $31 million mainly due an increase of special programs, and an increase in the service cost component of the net pension benefit costs.

The provision (credit) for loan and guarantee losses was a credit of $26 million compared to $16 million provision in the first six months of 2017. The decrease was mainly the result of improvements in the conditions of certain loans in the non-sovereign-guaranteed portfolio, partially offset by an increase in the collective loan loss allowance of the sovereign-guaranteed portfolio.

TABLE 2: OPERATING INCOME
(Expressed in millions of United States dollars)

		Six months ended June 30,			2018 vs
		2018		2017	2017
Loan interest income[1]	$	1,369	$	1,160	$ 209
Investment interest income[1]		392		215	177
Other interest income		1		7	(6)
		1,762		1,382	380
Less:					
Borrowing expenses[1][2]		1,019		502	517
Net interest income		743		880	(137)
Other loan income		58		57	1
Net investment gains (losses)		(4)		24	(28)
Other expenses:					
Provision (credit) for loan and guarantee losses		(26)		16	(42)
Net non-interest expense [3]		412		381	31
Total		386		397	(11)
Operating Income	$	411	$	564	$ (153)

(1) Amounts on an after swap basis.
(2) In 2017, the Bank recognized non-recurring gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, which did not occur in 2018.
(3) Effective January 1, 2018, the Bank adopted a new accounting standard that required the other components of net pension benefit costs to be presented separately from the service cost component, and outside of Operating income. The related 2017 amounts were adjusted to conform to the 2018 presentation. See Note B – Summary of Significant Accounting Policies for a full description.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the six months ended June 30, 2018 and 2017, and the year ended December 31, 2017 are shown in **Table 3**.

TABLE 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2018		Six months ended June 30, 2017		Year ended December 31, 2017	
	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans[1]	$ 89,239	3.09 [6]	$ 86,641	2.70	$ 87,325	2.77
Liquid investments[2][3]	40,732	2.47	32,763	1.45	34,297	1.38
Total earning assets	$ 129,971	2.90	$ 119,404	2.36	$ 121,622	2.38
Borrowings	$ 93,527	2.20	$ 87,066	1.16 [5]	$ 88,552	1.38 [5]
Net interest margin[4]		1.15 [6]		1.49 [5]		1.39 [5]

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents annualized net interest income as a percent of average earnings assets.
(5) In 2017, the Bank realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, which did not occur in 2018. Excluding these gains, the cost of borrowings and the net interest margin would have been 1.35% and 1.35%, respectively, as of June 30, 2017 (1.47% and 1.32%, respectively, as of December 31, 2017).
(6) In 2018, loans to the Republic of Venezuela were placed in non-accrual status, resulting in the reversal of interest income amounting to $67 million. Including this interest income, the return on loans and the net interest margin would have been 3.25% and 1.26%, respectively.

Core Operating Income (Non-GAAP Measure)
Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for loan and

guarantee losses. **Table 4** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

During 2018, core operating income changes have been mostly related to a reduction of sovereign-guaranteed fees, the reversal of loan interest income due to the Republic of Venezuela's loans placed in non-accrual status, and an increase of net-non-interest expense.

TABLE 4: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,		
Core Operating Income (Non-GAAP Measure)	2018	2017	2018 vs 2017
Operating Income (Reported)	$ 411	$ 564	$ (153)
Less:			
Net investment gains (losses)	(4)	24	(28)
Non-recurring gains related to financial derivatives operations	-	81	(81)
Add:			
Provision (credit) for loan and guarantee losses	(26)	16	(42)
Core operating income	$ 389	$ 475	$ (86)

COMMITMENTS

Guarantees
The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program.

Contractual Obligations
The Bank's most significant contractual obligations relate to the repayment of borrowings. As of June 30, 2018, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.5 years with contractual maturity dates through 2058[4]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($21,975 million at June 30, 2018), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

---

(4) The maturity structure of medium- and long-term borrowings outstanding at the end of 2017 is presented in Schedule I-4 to the December 31, 2017 financial statements.

LIQUIDITY MANAGEMENT

Table 5 shows a breakdown of the trading investments portfolio and related swaps at June 30, 2018 and December 31, 2017, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains (losses) on securities held at the end of the respective period.

TABLE 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

Security Class	June 30, 2018		December 31, 2017	
	Fair Value [1]	Unrealized Gains (Losses)	Fair Value [1]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 3,505	(10)	$ 3,088	$ (14)
U.S. Government-sponsored enterprises	538	(2)	473	2
Obligations of non-U.S. governments	6,421	(5)	6,856	(4)
Obligations of non-U.S. agencies	11,761	(38)	9,238	(20)
Obligations of non-U.S. sub-sovereigns	4,272	(9)	2,440	(7)
Obligations of supranationals	2,457	(1)	2,273	(2)
Bank obligations	8,496	(7)	7,392	(5)
Corporate securities	1,903	(2)	1,392	-
Mortgage-backed securities	9	-	115	5
Asset-backed securities	25	-	29	2
Total trading investments	39,387	(74)	33,296	(43)
Currency and interest rate swaps - investments-trading	140	78	(267)	51
Total	$ 39,527	$ 4	$ 33,029	$ 8

(1) Includes accrued interest of $144 million (2017 - $142 million) for trading investments and $(47) million (2017 - $(75) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 6 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of June 30, 2018, the credit exposure amounted to $39,413 million, compared to $33,360 million as of December 31, 2017. The credit quality of the portfolios continues to be high, as 75.5% of the counterparties are rated AAA and AA, 15.1% carry the highest short-term ratings (A1+), 8.6% are rated A, and 0.8% are rated BBB or below, compared to 79.2%, 11.1%, 8.1% and 1.6%, respectively, at December 31, 2017.

As of June 30, 2018, there was no direct exposure to Eurozone countries rated BBB or lower as of June 30, 2018 or December 31, 2017. In these countries, the Bank had no exposure ($96 million at December 31, 2017) in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns, and no net swap exposure in 2018 or 2017.

TABLE 6: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

| | June 30, 2018 | | | | | | |
| | Investments | | | | | Total Exposure on | |
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 4,931	-	1,002	-	-	$ 5,933	15.1
AAA	11,385	673	248	1	-	12,307	31.2
AA	11,027	5,779	613	16	26	17,461	44.3
A	1,309	2,044	40	-	-	3,393	8.6
BBB	103	-	-	4	-	107	0.3
BB	199	-	-	-	-	199	0.5
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	13	-	13	-
Total	$ 28,954	$ 8,496	$ 1,903	$ 34	$ 26	$ 39,413	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2) Includes assets not currently rated.

| | December 31, 2017 | | | | | | |
| | Investments | | | | | Total Exposure on | |
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 2,740	$ -	$ 974	$ -	$ -	$ 3,714	11.1
AAA	10,231	768	148	4	-	11,151	33.4
AA	9,471	5,446	270	29	58	15,274	45.8
A	1,446	1,178	-	61	6	2,691	8.1
BBB	120	-	-	18	-	138	0.4
BB	360	-	-	18	-	378	1.1
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	14	-	14	0.1
Total	$ 24,368	$ 7,392	$ 1,392	$ 144	$ 64	$ 33,360	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2) Includes assets not currently rated.

SUBSEQUENT AND OTHER DEVELOPMENTS

Funded Status of Pension and Postretirement Benefit Plans (Plans)
The volatility in the equity and credit markets affects the funded status of the Plans. As of June 30, 2018, declines in assets due to negative returns in most major component asset classes, were partially offset by excess returns of investment strategies and by decreases in pension liabilities due to increases in discount rates. Accordingly, as of June 30, 2018, the Plans' assets represent approximately 100% of their benefit obligations, compared to a 94% funded ratio as of December 31, 2017. The Bank recognizes actuarial gains and losses on its Plans through

comprehensive income at the end of each calendar year, when the Plans' liabilities are re-measured, as required by U.S. GAAP

Standard & Poor's Financial Services LLC (S&P) methodology revisions

S&P is in the process of updating its global criteria for rating multilateral lending institutions, and other non-bank supranational institutions, and published a Request for Comments in October 2017. The Bank welcomes some of the proposed revisions, particularly the changes proposed to the eligibility of callable capital and the inclusion of hybrid instruments. However, the Bank has joined other Multilateral Lending Institutions and raised questions with regards to certain changes under consideration by S&P, particularly the changes proposed to the assessment of the preferred creditor treatment. We expect the revised global criteria to be adopted in 2018. We cannot anticipate the final content of the revised criteria. However, based on the information currently available and contained in the Request for Comments, the Bank has concluded that if the revision is adopted as published, the Bank's credit rating and outlook will remain unchanged.

The Tax Cuts and Jobs Act (Act)

In December 2017, the President of the United States signed into law the Act. This legislation seeks to reform aspects of the U.S. tax law and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation.

Replacement of LIBOR

In 2017, the United Kingdom Financial Conduct Authority confirmed that it will no longer compel banks to submit data to LIBOR after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve has tasked the Alternative Reference Rate Committee (ARRC) to be responsible for the transition from U.S. Dollar LIBOR to a new benchmark replacement rate. The process to identify an index to replace LIBOR is still ongoing, and the Bank is currently assessing the impact of such transition across its operations.

Management Changes

On April 17, 2018, Mr. Alejandro Izquierdo was appointed General Manager and Chief Economist, of the Department of Research and Chief Economist, a.i., effective May 1, 2018.

On May 1, 2018, Ms. Ivory Yong-Prötzel became the Director of the Office of Evaluation and Oversight.

On June 5, 2018, Mr. Federico Basañes became the Sector Manager of the newly-created Department of Knowledge, Innovation and Communication Sector.

On June 6, 2018, Ms. Claudia Bock-Valotta was appointed Vice President of Finance and Administration, effective August 1, 2018.

On June 6, 2018, the following Bank officers were appointed General Manager of the Human Resources Department, a.i.: Mr. Daniel Fuster, from August 1, 2018 to August 31, 2018; Mr. Diego Murguiondo, from September 1, 2018 to September 30, 2018; and Ms. Victoria Simons, from October 1, 2018 to October 31, 2018.

On June 29, 2018, Ms. Laura Profeta was appointed Chief of the Office of Institutional Integrity, effective July 1, 2018.

On July 9, 2018, Ms. Ana Maria Rodriguez-Ortiz was appointed Vice President for Sectors and Knowledge, a.i., effective September 17, 2018.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	June 30, 2018 (Unaudited)		December 31, 2017 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note Q	$ 831		$ 896	
Investments - Trading - Notes C, H and Q	39,243	$ 40,074	33,154	$ 34,050
Loans outstanding - Notes D, E and Q	88,880		89,082	
Allowance for loan losses	(437)	88,443	(546)	88,536
Accrued interest and other charges		821		869
Currency and interest rate swaps - Notes G, H, I and Q				
Investments - Trading	271		113	
Loans	727		731	
Borrowings	373		835	
Other	8	1,379	9	1,688
Receivable for investment securities sold		290		9
Other assets - Note D		1,100		1,088
Total assets		**$ 132,107**		**$ 126,240**
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and Q				
Short-term	$ 1,203		$ 1,143	
Medium- and long-term:				
Measured at fair value	57,893		54,376	
Measured at amortized cost	33,852	$ 92,948	32,909	$ 88,428
Currency and interest rate swaps - Notes G, H, I and Q				
Investments - Trading	84		305	
Loans	220		476	
Borrowings	3,361		2,039	
Other	14	3,679	7	2,827
Payable for investment securities purchased		588		180
Payable for cash collateral received		52		87
Due to IDB Grant Facility - Note J		314		359
Accrued interest on borrowings		666		589
Liabilities under retirement benefit plans - Note M		382		397
Undisbursed special programs		199		212
Other liabilities - Note D		878		914
Total liabilities		99,706		93,993
Equity				
Capital stock - Note K				
Subscribed 14,170,108 shares	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,812		5,812	
	11,851		11,851	
Capital subscriptions receivable	(6)		(6)	
Receivable from members - Note L	(817)		(807)	
Retained earnings	20,895		20,670	
Accumulated other comprehensive income	478	32,401	539	32,247
Total liabilities and equity		**$ 132,107**		**$ 126,240**

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Note D and G	$ 727	$ 620	$ 1,427	$ 1,217
Investments - Notes C and G				
Interest	229	118	392	215
Net gains (losses)	(2)	(5)	(4)	24
Other interest income - Notes G and I	-	3	1	7
Other	4	8	17	15
Total income	958	744	1,833	1,478
Expenses				
Borrowing expenses, after swaps - Note F, G and H	579	312	1,019	502
Provision (credit) for loan and guarantee losses - Note E	(17)	15	(26)	16
Administrative expenses	203	191	394	372
Special programs	20	15	35	24
Total expenses	785	533	1,422	914
Operating income	173	211	411	564
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, G and I	(42)	(35)	(157)	(302)
Other components of net pension benefit costs - Note M	21	23	37	42
Board of Governors approved transfers - Note J	-	-	-	-
Net income	152	199	291	304
Retained earnings, beginning of period	20,743	20,160	20,670	20,055
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk - Note B	-	-	(16)	-
Distributions on behalf of shareholders - Note S	-	-	(50)	-
Retained earnings, end of period	$ 20,895	$ 20,359	$ 20,895	$ 20,359

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)	
Net income	$ 152	$ 199	$ 291	$ 304
Other comprehensive income (loss)				
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note M	4	(1)	12	-
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk - Note B	(29)	-	(73)	-
Total other comprehensive loss	(25)	(1)	(61)	-
Comprehensive income	$ 127	$ 198	$ 230	$ 304

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Six months ended June 30,	
	2018	2017
Cash flows from lending and investing activities	**(Unaudited)**	(Unaudited)
Lending:		
Loan disbursements	$ (3,242)	$ (3,086)
Loan collections	3,299	2,973
Net cash provided by (used in) lending activities	57	(113)
Purchase of property, net	(19)	(17)
Miscellaneous assets and liabilities, net	(5)	(31)
Net cash provided by (used in) lending and investing activities	33	(161)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	12,581	10,080
Repayments	(6,379)	(4,006)
Short-term borrowings, net	60	97
Cash collateral returned	(35)	(142)
Collections of capital subscriptions	-	24
Collections of receivable from members	-	2
Distributions paid on behalf of shareholders	(49)	-
Cash transferred from the FSO	-	287
Net cash provided by financing activities	6,178	6,342
Cash flows from operating activities		
Gross purchases of trading investments	(34,868)	(29,374)
Gross proceeds from sale or maturity of trading investments	28,589	22,948
Loan income collections, after swaps	1,331	1,238
Interest and other costs of borrowings, after swaps	(1,146)	(371)
Income from investments	250	102
Other interest income	1	7
Other income	21	17
Administrative expenses	(364)	(353)
Transfers to the IDB Grant Facility	(45)	(40)
Special programs	(48)	(43)
Net cash used in operating activities	(6,279)	(5,869)
Effect of exchange rate fluctuations on Cash	3	24
Net increase (decrease) in Cash	(65)	336
Cash, beginning of period	896	599
Cash, end of period	$ 831	$ 935

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), until December 31, 2016, the Intermediate Financing Facility Account, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2017 financial statements and notes therein included in the Bank's Information Statement dated March 2, 2018. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New accounting pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. Supplemental guidance was subsequently issued in the form of additional ASUs related to the revenue recognition topic. The new guidance does not change the accounting for income earned on loans, guarantees, or other financial instruments. For the Bank this ASU became effective January 1, 2018 and is applicable to certain administration fees the Bank charges on funds held in trust and managed on behalf of donors. Adoption of the ASU did not have a material impact on the Bank's financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Among other things, the new standard requires that changes in fair value of financial liabilities measured under the fair value option that result from a change in instrument-specific credit risk be recognized in Other comprehensive income. In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to clarify or correct unintended application issues in the adoption of ASU 2016-01. The Bank adopted both ASUs effective January 1, 2018 following the modified-retrospective approach and recorded a $16 million cumulative catch-up reclassification gain from Retained earnings[5] to Accumulated other comprehensive income (AOCI) upon adoption. This represents the amount attributable to changes in instrument-specific credit risk for financial liabilities measured under the fair value option that existed as of the date of adoption. Financial statements for periods prior to 2018 were not subject to restatement

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(5) References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

under the provisions of the ASUs. For the six month ended June 30, 2018, changes in fair value related to instrument-specific credit risk were losses that amounted to $89 million and are included as a component of Other comprehensive income (loss), whereas previously these amounts were recognized in the Net fair value adjustment on non-trading portfolios and foreign currency transactions.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) to increase transparency and comparability among organizations by requiring the recognition of substantially all leases as assets and liabilities on the balance sheet. For the Bank this ASU is effective January 1, 2019. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect a current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. For the Bank, this ASU is effective January 1, 2020. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank this ASU became effective January 1, 2018. Adoption of the ASU did not have a material impact on the Bank's financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the service cost component of the current aggregated net periodic benefit costs to be presented in the same line item in the income statement as other compensation costs resulting from employee services provided during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside of Operating income. The Bank adopted this ASU effective January 1, 2018 and applied the retrospective approach for the presentation of the service cost component and the other components of net periodic pension and postretirement benefit costs for periods prior to 2018 in accordance with the provisions of the ASU. As a result of adopting the ASU, $37 million is reported as Other components of net pension benefit costs for the six months ended June 30, 2018, whereas previously these amounts were reported as Administrative expenses. For the six months ended June 30, 2017, the Bank followed the practical expedient permitted by the ASU and used the amounts disclosed in Note M – Pension and Postretirement Benefit Plans as of June 30, 2017, as the estimation basis for applying the retrospective presentation requirements. As a result, $42 million were reclassified from Administrative expenses to Other components of net pension benefit costs for the six months ended June 30, 2017.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA- (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

A summary of the trading portfolio instruments at June 30, 2018 and December 31, 2017 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

The Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's lending spread.

The Bank also makes highly concessional loans, predominantly denominated in U.S. dollars, to the least developed borrowing members, their agencies or political sub-divisions.

Starting on January 1, 2017, concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

Loan charges
For 2018, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans are 0.80% and 0.50%, respectively and no supervision and inspection fee (2017 – 0.85%, 0.50% and no supervision and inspection fee).

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee.

Under the NSG TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 3 months to 8 years, except for trade related guarantees that have maturities of up to 3 years. As of June 30, 2018, guarantees of $322 million (2017 – $353 million) were outstanding and subject to call, and were classified as follows (in millions):

| | June 30, 2018 | | | | December 31, 2017 | | | |
	NSG [1]	NSG TFFP [1]	SG [2]	Total	NSG [1]	NSG TFFP [1]	SG [2]	Total
a+ to a-	$ 53	$ -	$ -	$ 53	$ 55	$ -	$ -	$ 55
bbb+ to bbb-	-	-	60	60	27	-	60	87
bb+ to bb-	78	31	-	109	80	37	-	117
b+ to b-	8	80	-	88	8	82	-	90
ccc+ to cc	-	12	-	12	-	4	-	4
Total	$ 139	$ 123	$ 60	$ 322	$ 170	$ 123	$ 60	$ 353

(1) NSG and NSG TFFP guarantees ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale.
(2) SG guarantees rating is assigned to each borrower country by S&P.

Multilateral Development Banks (MDBs) Exposure Exchange Agreements
The Bank reduced its sovereign guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal nonpayment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that are part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

In, 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the sovereign-guaranteed portfolio, and individual country exposures not exceeding the Bank's 10th largest sovereign-guaranteed exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of June 30, 2018 and December 31, 2017, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller			
		S&P Rating	
Country	Amount	As of June 30, 2018	As of December 31, 2017
Angola	$ 85	B-	B-
Armenia	118	BB-	BB-
Bosnia & Herzegovina	99	B	B
Egypt	720	B	B-
Georgia	97	BB-	BB-
Indonesia	535	BBB-	BBB-
Jordan	144	B+	B+
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B	B
Pakistan	276	B	B
Serbia	195	BB	BB
Tunisia	990	B	B
Turkey	311	BB -	BB
Total	$ 4,901		

EEA Buyer			
		S&P Rating	
Country	Amount	As of June 30, 2018	As of December 31, 2017
Argentina	$ 750	B+	B+
Bolivia	92	BB-	BB
Brazil	820	BB-	BB
Chile	66	A+	A+
Colombia	397	BBB-	BBB-
Costa Rica	43	BB-	BB-
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B-
Mexico	800	BBB+	BBB+
Panama	207	BBB	BBB
Trinidad & Tobago	200	BBB+	BBB+
Total	$ 4,901		

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a paripassu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of June 30, 2018 and December 31, 2017 no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $502 million and $522 million, respectively.

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 94% of the loans are sovereign-guaranteed as of June 30, 2018.

Sovereign-guaranteed loans

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts. Such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract.

The credit quality of the sovereign-guaranteed loan portfolio as of June 30, 2018 and December 31, 2017, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	June 30, 2018		December 31, 2017	
A+ to A-	$	798	$	702
BBB+ to BBB-		30,601		30,328
BB+ to BB-		27,143		26,851
B+ to B-		20,709		21,121
CCC+ to CC		1,843		2,160
SD		2,255		2,018
Total	$	83,349	$	83,180

The ratings presented above have been updated as of June 30, 2018 and December 31, 2017, respectively.

Non-sovereign-guaranteed loans

The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions.

The Bank's internal credit risk classification system provides for a granular rating scale that maps the probability of default (PD), on a one to one basis, to that of the foreign currency S&P credit rating. Separately, the Bank uses a transaction or facility risk model (the LGD model) which considers the type of collateral, the seniority of the loan or guarantee, jurisdiction (bankruptcy and creditors rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the loss given default for each individual loan or guarantee.

The credit quality of the NSG loan portfolio as of June 30, 2018 and December 31, 2017, excluding loans to other multilateral development institutions, as represented by the internal credit risk classification, is as follows (in millions):

Internal Credit Risk Classification [1]	June 30, 2018	December 31, 2017
a+ to a-	$ 400	$ 400
bbb+ to bbb-	275	136
bb+ to bb-	2,339	2,409
b+ to b-	1,803	2,181
ccc+ to d	530	623
Total	$ 5,347	$ 5,749

(1)   NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale..

In addition, as of June 30, 2018, the Bank has loans to other multilateral development institutions of $184 million (with ratings raging from AA+ to A-) and $153 million at December 31, 2017 (with ratings ranging from AA+ to A).

Past due and non-accrual loans
As of June 30, 2018, sovereign-guaranteed loans made to or guaranteed by the Republic of Venezuela amounting to $99 million have been in arrears for over 180 days. Therefore, the entire loan outstanding balance of $2,011 million has been placed in non-accrual status on May 14, 2018. Placing these loans in non-accrual status has resulted in a reversal of income of $67 million during the second quarter of 2018, and an increase in the allowance of loan losses of $12 million, as of June 30, 2018. There were no sovereign-guaranteed loans 180 days or more past due, impaired or in non-accrual status as of December 31, 2017.

As of June 30, 2018, NSG loans 90 or more days past due amounted to $116 million ($273 million at December 31, 2017). NSG loans with outstanding balances of $404 million were on non-accrual status at June 30, 2018 ($477 million at December 31, 2017).

Impaired loans
As of June 30, 2018, the Bank's recorded investment in NSG loans classified as impaired was $404 million ($477 million at December 31, 2017). All impaired loans have specific allowance for loan losses amounting to $242 million ($334 million at December 31, 2017).

A summary of financial information related to impaired loans affecting the results of operations for the three and six months ended June 30, 2018 and 2017 is as follows (in millions):

| | Three months ended June 30, | | Six months ended June 30, | |
	2018	2017	2018	2017
Average recorded investment during the period	$ 428	$ 509	$ 443	$ 502
Loan income recognized on cash-basis	4	5	7	8
Loan income that would have been recognized on an accrual basis during the period	7	7	14	14

Allowance for Loan and Guarantee Losses
Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees.

Non-sovereign-guaranteed portfolio: For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years. Based upon (i) the probability of default rate for each transaction, (ii) the amount of credit exposure and (iii) the loss given default, the required level of the collective loss allowance is determined. The Bank has specific loss allowances for impaired loans, which are individually evaluated.

The changes in the allowance for loan and guarantee losses for the period ended June 30, 2018 and the year ended December 31, 2017, were as follows (in millions):

	June 30, 2018		December 31, 2017	
Balance, beginning of year	$	553	$	535
Provision (credit) for loan and guarantee losses		(26)		27
Write-off		(81)		(9)
Balance, end of period	$	446	$	553
Composed of:				
Allowance for loan losses	$	437	$	546
Allowance for guarantee losses [1]		9		7
Total	$	446	$	553

(1)   The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the period ended June 30, 2018 and the year ended December 31, 2017, were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	June 30, 2018		December 31, 2017	
Balance, beginning of year	$	2	$	2
Provision for loan and guarantee losses		13		-
Balance, end of period	$	15	$	2

Non-sovereign-guaranteed portfolio:

Specific allowance	June 30, 2018		December 31, 2017	
Balance, beginning of year	$	334	$	334
Provision (credit) for loan and guarantee losses		(11)		9
Write-off		(81)		(9)
Balance, end of period	$	242	$	334

Collective allowance	June 30, 2018		December 31, 2017	
Balance, beginning of year	$	217	$	199
Provision (credit) for loan and guarantee losses		(28)		18
Balance, end of period	$	189	$	217

During the first six months of 2018, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year.

Troubled debt restructurings
A modification of a non-sovereign-guaranteed loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it is not expected to perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it does not need to be disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first six months of 2018, there were three troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $147 million, an undisbursed balance of $50 million, and a specific allowance for loan losses of $101 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date.

During 2017, there were three troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $127 million, an undisbursed balance of $61 million, and a specific allowance for loan losses of $68 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date.

During 2017, there was one payment default of an impaired NSG loan that was previously modified in a troubled debt restructuring. The default occurred because of a mandatory prepayment trigger event when the full outstanding amount of $91 million became due and payable. The default event did not significantly change the existing assumptions for the expected future cash flows related to the loan, thus did not have a significant effect on its specific allowance of $77 million recorded as of December 31, 2017.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2018 and 2017, as follows (in millions):

| | Three months ended June 30, | | Six months ended June 30, | |
	2018	2017	2018	2017
Borrowing expenses-Interest, after swaps	$ (379)	$ (365)	$ (741)	(704)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	977 [1]	(282)	1,582 [1]	(1,037)
Total changes in fair value included in Net income	$ 598	$ (647)	$ 841	$ (1,741)

(1)   Includes reclassifications of $29 and $89 million for the three and six months ended June 30, 2018, repectively, from Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2018 and December 31, 2017, was as follows (in millions):

	June 30, 2018		December 31, 2017	
Fair value	$	58,335 [1]	$	54,772 [1]
Unpaid principal outstanding		58,251		54,085
Fair value over unpaid principal outstanding	$	84	$	687

(1) Includes accrued interest of $442 million at June 30, 2018 and $396 million at December 31, 2017.

NOTE G – DERIVATIVES

Risk management strategy and use of derivatives

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Accounting for derivatives

All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Financial statements presentation

The Bank's derivative instruments as of June 30, 2018 and December 31, 2017, their related gains and losses and their impact on cash flows for the three and the six months ended June 30, 2018 and 2017, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flow as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	June 30, 2018[1]		December 31, 2017[1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 122	$ 82	$ 39	$ 302
	Loans	690	36	715	109
	Borrowings	312	1,890	617	1,291
	Accrued interest and other charges				
	-On swaps, net	(13)	(32)	41	3
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	149	2	74	3
	Loans	37	184	16	367
	Borrowings	61	1,471	218	748
	Other	8	14	9	7
	Accrued interest and other charges				
	-On swaps, net	(7)	98	35	32
		$ 1,359	$ 3,745	$ 1,764	$ 2,862

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended June 30,		Six months ended June 30,	
		2018	2017	2018	2017
Currency swaps					
Investments - Trading	Income from Investments:				
	Interest	$ 16	$ (12)	$ 24	$ (24)
	Net gains (losses)	35	48	70	95
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	340	(234)	152	(398)
Loans	Income from loans, after swaps	(37)	(41)	(75)	(74)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	251	(81)	70	(323)
Borrowings	Borrowing expenses, after swaps [1]	63	114	153	223
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(841)	190	(1,030)	892
Interest rate swaps					
Investments - Trading	Income from Investments:				
	Interest	10	(6)	12	(13)
	Net gains (losses)	11	(17)	70	(4)
Loans	Income from loans, after swaps	(22)	(41)	(50)	(85)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	57	(22)	204	26
Borrowings	Borrowing expenses, after swaps [1]	(35)	91	3	288
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(203)	147	(881)	(79)
Other	Other interest income	-	3	1	7
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1)	-	(8)	(5)
Futures					
Investments- Trading	Income from Investments-				
	Net gains (losses)	1	-	1	-
		$ (355)	$ 139	$ (1,284)	$ 526

(1) In 2017, includes realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO.

Condensed Statement of Cash Flows

Derivatives not as Hedging Instruments	Location of inflows (outflows) from Derivatives	Three months ended June 30,		Six months ended June 30,	
		2018	2017	2018	2017
Loans	**Cash flows from lending and investing activities:**				
	Miscellaneous assets and liabilities, net	$ 11	$ (5)	$ 24	$ 16
	Cash flows from operating activities:				
	Loan income collections, after swaps	(61)	76	(137)	(156)
Borrowings	**Cash flows from financing activities:**				
	Medium-and-long term borrowings				
	Proceeds from issuance	(6)	5	(43)	(3)
	Repayments	(101)	100	(118)	(139)
	Cash flows from operating activities:				
	Interest and other cost of borrowings, after swaps	90	(150)	357	529
Investments - Trading	**Cash flows from operating activities:**				
	Gross purchase of trading investments	(1)	(38)	19	78
	Gross proceeds from sale or maturity				
	of trading investments	(8)	12	(109)	52
	Income from investments	16	104	11	(4)
Other	**Cash flows from operating activities:**				
	Other interest income	-	(3)	1	7
		$ (60)	$ 101	$ 5	$ 380

The following tables provide information on the contract value/notional amounts of derivative instruments as of June 30, 2018 and December 31, 2017 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the Other category are interest rate swaps used to maintain the equity duration within policy limits.

	June 30, 2018				
	Currency swaps		Interest Rate swaps		
Derivative type/Rate type	Receivable	Payable	Receivable	Payable	
Investments					
Fixed	$ -	$ 7,413	$ -	$ 9,417	
Adjustable	7,752	182	9,417	-	
Loans					
Fixed	-	1,461	55	6,701	
Adjustable	3,643	1,539	6,647	1	
Borrowings					
Fixed	15,019	227	58,183	-	
Adjustable	986	17,474	2,155	60,235	
Other					
Fixed	-	-	1,050	225	
Adjustable	-	-	225	1,050	

	December 31, 2017				
	Currency swaps			Interest Rate swaps	
Derivative type/Rate type	Receivable	Payable		Receivable	Payable
Investments					
Fixed	$ -	$ 8,404	$	-	$ 8,155
Adjustable	8,382	74		8,155	-
Loans					
Fixed	-	1,515		1	6,799
Adjustable	3,736	1,603		6,799	1
Borrowings					
Fixed	14,205	265		54,590	-
Adjustable	1,012	15,932		2,155	56,639
Other					
Fixed	-	-		1,238	250
Adjustable	-	-		250	1,238

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of June 30, 2018 and December 31, 2017 are as follows (in millions):

Description	June 30, 2018	December 31, 2017
Derivatives		
Gross Amounts of Assets presented in the Balance Sheet[1]	$ 1,359	$ 1,764
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	(1,223)	(1,466)
Collateral Received [3]	(110)	(234)
Net Amount	$ 26	$ 64
Derivatives		
Gross Amounts of Liabilities presented in the Balance Sheet[2]	(3,745)	(2,862)
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	1,223	1,466
Collateral Pledged	-	-
Net Amount	$ (2,522)	$ (1,396)

(1)   Includes accrued interest of $(20) million and $75 million in 2018 and 2017, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

(2)   Includes accrued interest of $66 million and $35 million in 2018 and 2017, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

(3)   Includes cash collateral amounting to $52 million (2017 - $87 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at June 30, 2018 is $2,522 million ($1,396 million at December 31, 2017) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $1,599 million at June 30, 2018 ($686 million at December 31, 2017).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE H – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of June 30, 2018 and December 31, 2017 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements June 30, 2018 [1]		Level 1		Level 2		Level 3	
Investments - Trading:								
Obligations of the United States Government and its corporations and agencies	$	3,505	$	3,505	$	-	$	-
U.S. Government-sponsored enterprises		538		-		538		-
Obligations of non-U.S.governments		6,421		1,309		5,112		-
Obligations of non-U.S. agencies		11,761		-		11,761		-
Obligations of non-U.S. sub-sovereigns		4,272		-		4,272		-
Obligations of supranationals		2,457		-		2,457		-
Bank obligations [2]		8,496		-		8,496		-
Corporate securities		1,903		-		1,903		-
Mortgage-backed securities		9		-		9		-
Asset-backed securities		25		-		12		13
Total Investments - Trading		39,387		4,814		34,560		13
Currency and interest rate swaps		1,359		-		1,359		-
Total	$	40,746	$	4,814	$	35,919	$	13

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $144 million for trading investments and $(20) million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets	Fair Value Measurements December 31, 2017 [1]		Level 1		Level 2		Level 3	
Investments - Trading:								
Obligations of the United States Government and its corporations and agencies	$	3,088	$	3,088	$	-	$	-
U.S. Government-sponsored enterprises		473		-		473		-
Obligations of non-U.S.governments		6,856		1,446		5,410		-
Obligations of non-U.S. agencies		9,238		-		9,238		-
Obligations of non-U.S. sub-sovereigns		2,440		-		2,440		-
Obligations of supranationals		2,273		-		2,273		-
Bank obligations [2]		7,392		-		7,392		-
Corporate securities		1,392		-		1,392		-
Mortgage-backed securities		115		-		115		-
Asset-backed securities		29		-		15		14
Total Investments - Trading		33,296		4,534		28,748		14
Currency and interest rate swaps		1,764		-		1,764		-
Total	$	35,060	$	4,534	$	30,512	$	14

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $142 million for trading investments and $76 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements June 30, 2018 [1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	58,335	$	-	$	58,335	$	-
Currency and interest rate swaps		3,745		-		3,745		-
Total	$	62,080	$	-	$	62,080	$	-

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $442 million for borrowings and under Accrued interest and other charges of $66 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2017 [1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	54,772	$	-	$	54,772	$	-
Currency and interest rate swaps		2,862		-		2,862		-
Total	$	57,634	$	-	$	57,634	$	-

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $396 million for borrowings and under Accrued interest and other charges of $35 million for currency and interest rate swaps.

As of June 30, 2018 and December 31, 2017, the investment portfolio includes $13 million and $14 million, respectively, of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

There were no significant transactions associated with Level 3 financial assets and financial liabilities for the three and the six months ended June 30, 2018 or 2017.

There were no transfers between levels during the first six months of 2018 or 2017, for securities held at the end of those reporting periods. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note Q – Fair Values of Financial Instruments.

As a result of a NSG loan restructuring, in 2016 the Bank received certain financial assets in lieu of repayment. Such financial assets are carried at a fair value of $0.5 million as of June 30, 2018 and December 31, 2017, reported in Other assets on the Condensed Balance Sheet. The fair values of such financial assets are measured using discounted cash flow models with market yield curves and proxy option adjusted spreads, consistent with the income approach. As certain inputs are unobservable and significant to the valuation, the fair value of such financial assets is classified as Level 3. Changes in fair value are reported in Net fair value adjustments on non-trading portfolios and foreign currency transaction on the Condensed Statement of Income and Retained Earnings.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and the six months ended June 30, 2018 and 2017 comprise the following (in millions):

| | Three months ended June 30, | | Six months ended June 30, | |
	2018	2017	2018	2017
Fair value adjustment - gains (losses) [1]				
Borrowings	$ 977 [2]	$ (282)	$ 1,582 [2]	$ (1,037)
Derivatives				
Borrowing swaps	(1,044)	337	(1,911)	813
Lending swaps	308	(103)	274	(297)
Equity duration swaps	(1)	-	(8)	(5)
Other assets	-	(20)	-	(20)
Currency transaction gains on borrowings and loans at amortized cost, and other	(282)	33	(94)	244
	$ (42)	$ (35)	$ (157)	$ (302)

(1) Amounts include foreign currency transaction gains and losses, as detailed below.
(2) Includes reclassifications of $29 and $89 million for the three and six months ended June 30, 2018, respectively, from Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

Net fair value adjustments of $(157) million (2017 - $(302) million) mostly relate to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value and (b) equity duration swaps due to changes in USD interest rates. In 2017, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that since 2018 have been reclassified to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and the six months ended June 30, 2018 and 2017, comprise the following (in millions):

| | Three months ended June 30, | | Six months ended June 30, | |
	2018	2017	2018	2017
Currency transaction gains (losses):				
Borrowings, at fair value	$ 725	$ (213)	$ 854	$ (847)
Derivatives, at fair value:				
Borrowing swaps	(682)	221	(818)	850
Lending swaps	239	(36)	58	(237)
	282	(28)	94	(234)
Currency transaction gains (losses) related to:				
Borrowings, at amortized cost	25	(20)	5	(50)
Loans	(264)	51	(70)	267
Other	(43)	2	(29)	27
	(282)	33	(94)	244
Total	$ -	$ 5	$ -	$ 10

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

Income transfers to the GRF are subject to the requirements of the Agreement Establishing the Inter-American Development Bank, and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2018, at its Annual Meeting in Mendoza, Argentina, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved a report reflecting the fund balance of the GRF, and the disbursement needs of the Bank's operations in Haiti. Such report did not propose additional transfers of the Bank's income to the GRF during 2018.

Income transfers are recognized as an expense when approved by the Board of Governors and will be funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer, as part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity, offset by an increase of $642 million of Receivable from members, and $10 million of contribution quotas receivable. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

The changes in subscribed capital during the six months ended June 30, 2018 and the year ended December 31, 2017 were as follows (in millions, except for share information):

| | | Subscribed Capital | | | |
	Shares	Paid-in	Callable	Additional paid-in	Total
Balance at December 31, 2016	14,170,108	$ 6,039	$ 164,901	$ -	$ 170,940
Additional paid-in capital (transfer from FSO)	-	-	-	5,812	5,812
Balance at December 31, 2017 and June 30, 2018	14,170,108	$ 6,039	$ 164,901	$ 5,812	$ 176,752

NOTE L – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or part of a member's contribution quotas on previous replenishments. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of June 30, 2018 and December 31, 2017, is as follows (in millions):

	June 30, 2018	December 31, 2017
Regional developing members	$ 713	$ 713
Canada	48	41
Non-regional members, net	(156)	(161)
Total	$ 605	$ 593

The amounts are represented in the Balance Sheet as follows (in millions):

	June 30, 2018	December 31, 2017
Receivable from members	$ 817	$ 807
Amounts payable to maintain value of currency holdings	(212)	(214)
Total	$ 605	$ 593

NOTE M – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions
All contributions are made in cash during the fourth quarter of the year. As of June 30, 2018, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2018 is $55 million and $30 million, respectively, the same amounts disclosed in the December 31, 2017 financial statements. Contributions for 2017 were $52 million and $28 million, respectively.

Periodic benefit cost
The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and the six months ended June 30, 2018 and 2017 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2018	2017	2018	2017
Service cost [1]	$ 28	$ 23	$ 56	47
Interest cost [3]	39	39	77	78
Expected return on plan assets [2][3]	(57)	(56)	(114)	(111)
Amortization of net actuarial losses [3]	5	-	11	2
Net periodic benefit cost	$ 15	$ 6	$ 30	$ 16

(1)   Included in Administrative expenses.
(2)   The expected return of plan assets is 6.00% in 2018 and 6.25% in 2017.
(3)   Since March 31, 2018, included in Other components of net pension benefit cost.

	Postretirement Benefits							
	Three months ended June 30,				Six months ended June 30,			
	2018		**2017**		**2018**		**2017**	
Service cost [1]	$	8	$	8	$	18	$	19
Interest cost [3]		18		19		37		38
Expected return on plan assets [2][3]		(25)		(24)		(49)		(47)
Amortization of [3]:								
Prior service credit		(2)		(3)		(5)		(6)
Net actuarial losses		1		2		6		4
Net periodic benefit cost	$	-	$	2	$	7	$	8

(1) Included in Administrative expenses.
(2) The expected return of plan assets is 6.00% in 2018 and 6.25% in 2017.
(3) Since March 31, 2018, included in Other components of net pension benefit cost.

NOTE N – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at June 30, 2018. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $1,682 million at June 30, 2018 and $3,350 million at December 31, 2017. The Bank's total loans outstanding to these VIEs was $193 million ($313 million at December 31, 2017). No guarantees were outstanding to these VIEs at June 30, 2018 ($27 million at December 31, 2017). There were no undisbursed amounts related to such loans at June 30, 2018 and December 31, 2017, which combined with outstanding amounts results in a total maximum Bank exposure of $193 million at June 30, 2018 ($340 million at December 31, 2017).

The Bank is considered the primary beneficiary of three entities and has made loans amounting to approximately $138 million at June 30, 2018 ($133 million at December 31, 2017) to VIEs for which it is deemed to be the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $138 million at June 30, 2018 ($133 million at December 31, 2017), which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE O – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Six months ended June 30,			
	2018		2017	
Net income	$	291	$	304
Difference between amounts accrued and amounts paid or collected for:				
Loan income		(96)		21
Income from investments		(134)		(109)
Other income		4		2
Interest and other costs of borrowings, after swaps		(127)		131
Administrative expenses, including depreciation		30		19
Special programs		(13)		(19)
Transfers to the IDB Grant Facility		(45)		(40)
Net fair value adjustments on non-trading portfolios and foreign currency transactions		157		302
Net increase in trading investments		(6,279)		(6,426)
Net unrealized gains on trading investments		(4)		(28)
Other components of net pension benefit costs		(37)		(42)
Provision (credit) for loan and guarantee losses		(26)		16
Net cash used in operating activities	$	(6,279)	$	(5,869)
Supplemental disclosure of noncash activities				
Increase (decrease) resulting from exchange rate fluctuations:				
Trading investments	$	(35)	$	50
Loans outstanding		(8)		31
Borrowings		(40)		44
Receivable from members, net		12		(30)

NOTE P – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the six months ended June 30, 2018, loans made to or guaranteed by four countries (three countries in 2017) individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Six months ended June 30,			
	2018		2017	
Argentina	$	205	$	195
Brazil		232		173
Colombia		160		- [1]
Mexico		301		257

(1)   In 2017, loan income from Colombia did not individually exceed the 10% of the total loan income before swaps.

NOTE Q – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note H – Fair Value Measurements:

Cash
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Swaps
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of June 30, 2018 and December 31, 2017 (in millions):

	June 30, 2018[1]		December 31, 2017[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 831	$ 831	$ 896	$ 896
Investments - Trading	39,387	39,387	33,296	33,296
Loans outstanding, net[2]	89,204	88,123	89,222	89,063
Currency and interest rate swaps receivable				
Investments - Trading	240	240	83	83
Loans	704	704	713	713
Borrowings	407	407	959	959
Others	8	8	9	9
Other assets [3]	502	346	522	383
Borrowings				
Short-term	1,203	1,203	1,143	1,143
Medium- and long-term:				
Measured at fair value	58,335	58,335	54,772	54,772
Measured at amortized cost[2]	34,076	34,050	33,102	33,595
Currency and interest rate swaps payable				
Investments - trading	100	100	350	350
Loans	256	256	529	529
Borrowings	3,375	3,375	1,976	1,976
Others	14	14	7	7
Other liabilities [3]	502	346	522	383

(1) Includes accrued interest.
(2) Fair value of Loans and Borrowings at amortized cost are classified within Level 3 of the fair value hierarchy.
(3) Amounts are related to EEA guarantees given.

NOTE R – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Bank's financial position, results of operations or cash flows.

NOTE S – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities will be originated by the IIC and cofinanced by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

Pursuant to such reorganization, the Bank and the IIC entered into one year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $6 million and $31 million, respectively, for the six months period ended June 30, 2018 (2017 - $7 million and $31 million, respectively).

Also, as part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders, part of which is to be funded with income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall consider the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2018, the Board of Governors approved a $50 million transfer to the IIC, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings.

The Bank also charges fees for the administration of the Multilateral Investment Fund II (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income, and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $4 million and $1 million, respectively, for the six months period ended June 30, 2018 (2017 - $3 million and $0.5 million, respectively).

Other significant transactions with IIC, IFF, GRF and Pension Plans are disclosed in the Note to which they relate.

NOTE T – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 2, 2018, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of June 30, 2018.